

November 16, 2023

Samuel Gloor
Chief Executive Officer
BYTE Acquisition Corp.
445 Park Avenue, 9th Floor
New York, NY 10022

      Re: BYTE Acquisition Corp.
          Amendment No. 2 to Registration Statement on Form S-4
          Filed November 7, 2023
          File No. 333-274464

Dear Samuel Gloor:

     We have reviewed your amended registration statement and have the following comments.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 2, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

Certain Projected Financial Information for Airship AI, page 115

1.   We note your response to prior comment 1. Please revise to quantify the assumed contract win rate and revenue that each opportunity classification in your pipeline will provide. For example, of the $162.9 million pipeline, you estimate $6.7 million in RFQ responses, $30.5 million in Quoted opportunities, and $125.7 million in Market Research or RFI opportunities; however, it is unclear the amount that you expect will result in awarded contracts and related revenue. As part of your disclosure, clarify whether your assumed conversion and/or contract win rate is based on historical trends or experience, and provide a discussion supporting your assumptions. To the extent your assumptions are based on historical trends, disclose such historical information for each of the periods presented.

2.   Please revise here and in your Growth Strategy section on page 222 to quantify the total number of awarded contracts and other opportunities, such as RFQs, RFIs, Quoted Opportunities, and Market Research Opportunities, in your pipeline. To the extent material, discuss the average contract amount of your awarded contracts and other opportunities in your pipeline or if they are highly variable, provide additional discussion regarding such variability.

   Please contact Brittany Ebbertt at 202-551-3572 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Elliott Smith